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                                                  DAVIS, MALM & D'AGOSTINE, P.C.
                                                                ONE BOSTON PLACE
                                                                BOSTON, MA 02108
                                                               TEL. 617-367-2500

                               September 20, 2005

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Attention: Edward M. Kelly, Senior Counsel

RE:     Clean Harbors, Inc. and Registrant Guarantors
        Registration Statement on Form S-4
        File No. 333-126193

        Clean Harbors, Inc.
        Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Subsequent Exchange Act Reports
        File No. 0-16379

Ladies and Gentlemen:

        On behalf of Clean Harbors, Inc. (the "Company") and its subsidiaries listed as Registrant Guarantors (the "Guarantors") in the Registration Statement on Form S-4 described above, there are herewith transmitted electronically for filing (i) Amendment No. 2 to the Registration Statement (the "Amendment") relating to the proposed exchange offer of registered 11 1/4% Senior Secured Notes due 2012 (the "new notes") for the Company's similar unregistered notes (the "old notes") now outstanding and (ii) a letter (the "Acceleration Request") from the Company, on its own behalf and on behalf of the Guarantors, requesting that the Registration Statement, as amended, be made effective at 3:00 p.m. on Thursday, September 22, 2005 or as soon thereafter as practicable. To assist review of this filing by the Commission's staff, we are delivering to Edward M. Kelly, Senior Counsel, a copy of this letter and the Acceleration Request and three printed copies of the Amendment with exhibits. Each of those copies is marked to show changes from Amendment No. 1 to the Registration Statement as filed on August 31, 2005.

        The Company responds as described below to each of the comments on Amendment No. 1 to the Registration Statement in the letter dated September 16, 2005 (the "Subsequent Comment Letter") from Pamela A. Long, Assistant Director. Each such comment and related

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Securities and Exchange Commission
September 20, 2005
Page 2

response has the same number as in the Subsequent Comment Letter, but (where relevant) the page numbers in the responses have been updated to the relevant page numbers in the revised preliminary prospectus included in the Amendment.

1. If applicable, comments on the S-4 are comments on the 10-K and subsequent Exchange Act reports and vice versa.

RESPONSE: As previously described my letter dated August 31, 2005 on the Company's behalf responding to the staff's original comment letter dated July 25, 2005 (the "Original Comment Letter") on the Registration Statement, the Annual Report on Form 10-K for the year ended December 31, 2004 and subsequent Exchange Act Reports, the Company has modified the corresponding disclosures in the prospectus and in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (which is incorporated by reference into the prospectus). As described below in response to comment 17, the Company believes that no amendments to its Exchange Act Reports as filed to date are necessary in order to respond to either the Original Comment Letter or the Subsequent Comment Letter, but the Company has made appropriate changes to the prospectus and commits to including additional disclosures which are responsive to such comments in its future Exchange Act Reports.

PROSPECTUS' OUTSIDE FRONT COVER PAGE

2. Refer to prior comment 11. Remove the paragraph that follows the cross reference to the risk factors section. We note the disclosure on page 121.

RESPONSE: The cover page of the prospectus now deletes the specified paragraph.

TABLE OF CONTENTS, PAGE I

3. Refer to prior comment 13. As noted previously, you must include information required by Item 2 of Form S-4 on the inside front cover page. Further, move the paragraph before "Table of Contents" so that it follows the summary and risk factors sections. See Item 502 and 503(c) of Regulation S-K.

RESPONSE: The inside front cover page of the prospectus now includes the information required by Item 502 and 503(c) immediately prior to the Table of Contents. The paragraph which previously appeared before "Table of Contents" has been moved to a separate section entitled "Important Information About This Prospectus" which appears on page 24 following the "Summary" and "Risk Factors" sections.

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Securities and Exchange Commission
September 20, 2005
Page 3

PROSPECTUS SUMMARY, PAGE 1

4. Refer to prior comment 16. The summary remains much too detailed and continues to include information about Clean Harbors and its business that is repeated essentially word for word on pages 77, 78-79, and 82. Please revise.

RESPONSE: The portions of the Summary on pages 1 and 2 (formerly pages 1 through 3) entitled "The Company", "Our Services" and "Our Industry" have been significantly shortened in response to this comment.

RISK FACTORS, PAGE 15

5. Refer to prior comment 22. Many risk factors' captions or headings continue to state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the second, fourth, fifth, seventh, eighth, ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth, sixteenth, seventeenth, eighteenth, nineteenth, twentieth, twenty-first, and twenty-second risk factors. State succinctly the risk that follows from the fact or uncertainty.

RESPONSE: The risk factors on pages 14 through 23 (including, in particular, the headings to such risk factors) have been revised to describe more adequately the risk that follows and its potential impact on the Company and investors.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS, PAGE 24

6. Since the offering is a tender offer, Clean Harbors is ineligible to rely on the safe harbor for forward-looking statements under section 27(A)(b)(2)(C) of the Securities Act. Thus, Clean Harbors should delete the phrase "as defined by federal securities laws" in this section's first sentence. Alternatively, Clean Harbors should explain that it is ineligible to rely on the safe harbor.

RESPONSE: Page 24 now deletes the phrase "as defined by federal securities laws".

INDUSTRY AND MARKET DATA, PAGE 25

7. Refer to prior comment 15. Delete the phrase "for certain of such information" in this section's last sentence.

RESPONSE: Page 25 now deletes the phrase "for certain of such information".

ENVIRONMENTAL LIABILITIES, PAGE 51

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Securities and Exchange Commission
September 20, 2005
Page 4

8. We have reviewed your response to comment 32. Please disclose the reasons for not having submitted the permit application for the 7.8 million cubic yards of unpermitted airspace included in probable airspace and when you intend to submit the permit application.

RESPONSE: Page 54 and, with modifications, Note 4(n) on page F-22, now includes the following additional disclosure:

        "In 2001, prior to our acquisition of the Chemical Services Division from Safety-Kleen, Safety-Kleen commenced the process of obtaining a permit for a new cell at the Lambton Facility. In 2004, we received a modification to the operating permit for such facility that increased permitted airspace at an existing cell and that allowed us to postpone the permitting process for the new cell. We now plan to commence the permitting process for the now unpermitted
7.8 million cubic yards of highly probable airspace in 2006 with the filing of a proposed terms of reference for the environmental assessment."

9. We have reviewed your response to comment 33. Please provide us with the following additional information regarding the $11.6 million reduction in landfill assets during the year ended December 31, 2003. Specifically, address the following:
        - Please tell us when the initial landfill asset was recorded, the amount of the initial asset recorded, how you recorded this amount, and how you determined it was appropriate at this time to record this amount; and

RESPONSE: The Company recorded landfill assets as of the acquisition date in 2002. The landfill assets recorded as of the acquisition date were subsequently revised for purchase accounting changes in estimates and the initial adoption of SFAS No. 143. Due to the implementation of SFAS No. 143 as of January 1, 2003 and the recording of asset retirement obligations and asset retirement costs in accordance with purchase accounting, it is difficult to provide the initial asset recorded on January 1, 2003. Total landfill assets recorded at December 31, 2003 prior to the $11.6 million landfill asset reduction was $15.2 million. This amount included asset retirement costs which were recorded based on paragraph 11 of SFAS No. 143 which states:

        "Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability."

The initial asset retirement obligation was calculated based on paragraph 3 of SFAS No. 143 which states:

        "An entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made."

The asset retirement cost increases on a monthly basis as volume is consumed.

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Securities and Exchange Commission
September 20, 2005
Page 5

        Please see our response to bullet 2 under the response to comment 9 for the reasons that the Company determined that the $11.6 million reduction in asset retirement costs was appropriate to record in the fourth quarter of 2003. The Company recorded the $11.6 million reduction in asset retirement obligations as a reduction to asset retirement costs in accordance with paragraphs 13 to 15 of SFAS No. 143 which states in part:

         "In periods subsequent to initial measurement, an entity shall recognize period-to-period changes in the liability for an asset retirement obligation resulting from (a) the passage of time and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows. An entity shall measure and incorporate changes due to the passage of time into the carrying amount of the liability before measuring changes resulting from a revision to either the timing or the amount of estimated cash flows."

         "An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability, or portion thereof, was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income, hereinafter referred to as accretion expense. Accretion expense shall not be considered to be interest cost for purposes of applying FASB Statement No. 34, Capitalization of Interest Cost."

         "Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows shall be recognized as an increase or a decrease in (a) the carrying amount of the liability for an asset retirement obligation and (b) the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset. Upward revisions in the amount of undiscounted estimated cash flows shall be discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows shall be discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized. If an entity cannot identify the prior period to which the downward revision relates, it may use a weighted-average credit-adjusted risk-free rate to discount the downward revision to estimated future cash flows. When asset retirement costs change as a result of a revision to estimated cash flows, an entity shall adjust the amount of asset retirement cost allocated to expense in the period of change if the change affects that period only or in the period of change and future periods if the change affects more than one period as required by APB Opinion No. 20, Accounting Changes (paragraph 31), for a change in estimate."

         - Please tell us the specific facts and circumstances that led you to believe that additional airspace was available, including the specific business opportunities that made possible the expansion and further utilization of the assets acquired from CSD that its management previously believed to be exhausted.

RESPONSE: The primary adjustments by landfill recorded at December 31, 2003 were as follows:

Grassy Mountain - $4.6 million reduction
        At the end of 2003 and based on certain initiatives, the Company identified PCB waste stream opportunities for disposal at the Grassy Mountain facility. Also, new landfill management pursued customers with waste designated for two cells that were then constructed but not certified for waste disposal, and, as a result, the Company commenced actively pursuing the required permits resulting in the airspace being added to highly probable airspace. This addition of highly probable airspace pushes out the timing of the settlement of the liability which then results in a smaller discounted liability whereby the offset is to reduce the asset retirement cost.

Deer Trail - $3.0 million reduction
        Prior to the acquisition of CSD and through the first year after the acquisition, volume at Deer Trail was limited and no new opportunities were pursued. In fact both the management of Safety-Kleen prior to the acquisition and the Company's management at the time of the acquisition planned on closing the facility once the cell that was then utilized reached its capacity which was then anticipated to be within three years. Therefore, no future permitted landfill cells were included in highly probable airspace. In the fourth quarter of 2003, however, the Company's management won a new contract with Flint Hill Resources which was forecasted to exhaust the remaining airspace in the current cell. In addition, the Company was and is continuing to pursue a contract with a customer to dispose of their Norm waste (Naturally Occurring Radioactive Material) that would significantly increase the utilization of the site for the next five years. As a result in the fourth quarter of 2003, management approved the construction of the next permitted cell and therefore included the airspace in highly probable airspace. This addition to airspace extended the life of the site, pushed out the timing of the settlement of the liability and created a smaller discounted liability that is an offset to asset retirement costs.

Sawyer - $1.1 million reduction
        The reduction at Sawyer was due to extending the site life as a result of reducing the average future annual run rate of volume consumed based on the prior year's volume. Shortly after the acquisition of CSD, Sawyer lost one of its larger customers. Therefore in the fourth quarter of 2003, the Company determined that the annual run rate needed to be reduced on a go-forward basis resulting in an extension of the site life, resulting in a smaller discounted liability with an offsetting reduction to the asset retirement costs.

Altair - $0.7 million reduction

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Securities and Exchange Commission
September 20, 2005
Page 6

        In accordance with a survey performed at December 31, 2003, remaining airspace was gained due to settlement of waste which resulted in gaining an extension of the site life, creating a smaller discounted liability with an offsetting reduction to the asset retirement costs.

Lambton - $0.3 million reduction
        In the fourth quarter of 2003, the Company received a draft permit modification from the Ministry of Environment which increased highly probable airspace at an existing cell. This additional airspace pushed out the timing of settlement of the asset retirement obligations which created a smaller discounted liability and reduced asset retirement cost.

10. Please provide us with the following additional information regarding the $7.5 million change in estimate recorded during the six months ended June 30, 2005. Specifically, please address the following:
        - Please tell the specific facts and circumstances that occurred during the six months ended June 30, 2005 that led you to determine it was appropriate to record the $2.1 million reduction for financial assurance. Tell us how you arrived at the appropriate amount to record, including the specific assumptions used;

RESPONSE: The Company is required under its operating permits to provide financial assurance to the regulatory authorities for closure and post-closure care of its permitted facilities were the Company to go out of business or for any other reason be able to close a permitted facility. The Company does not accrue the cost of financial assurance for closure and post-closure liabilities in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations;" however, the Company does accrue financial assurance for remedial liabilities almost all of which were established under the purchase accounting rules and in accordance with SFAS No. 5, "Accounting for Contingencies."

        The cost of providing financial assurance is expressed as a percentage rate calculated by dividing the annual cost of providing the financial assurance by the total amount of the financial assurance provided. At the time of the acquisition of the Chemical Services Division of Safety-Kleen Corp., the cost of financial assurance was 2.00% per annum.

        In September 2003, the Company negotiated a reduction in the cost of financial assurance with the insurance company providing the financial assurance. The new cost of financial assurance is 0.75% per annum for a three-year term. However, in September 2003, the Company concluded that it was not then appropriate to reduce the cost for financial assurance utilized in the recording of the remedial liabilities from 2.00% to 0.75% past the term of the insurance contract (the Company did reduce the cost of financial assurance from 2.00% to 0.75% for the term of the insurance contract) due to
(i) the fact that the 2.00% rate was consistent with the rate that Safety-Kleen Corp. had been paying for financial assurance prior to the acquisition, (ii) the Company's net losses for the year ended 2002 and the nine months ended September 30, 2003 of $28.4 million and $6.6 million, respectively, combined with the then lack of anticipated future profitability which then made it probable at the time of the next insurance renewal that the Company would experience a higher rate for financial assurance, and (iii) the Company's assessment that the cost of financial assurance could rise due to insurance market conditions.

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Securities and Exchange Commission
September 20, 2005
Page 7

        In 1995, the Company acquired the Kimball incineration facility and obtained a policy from the same insurance company for a long-term financial assurance policy that expired in 2005. In the first quarter of 2005, the Company negotiated rolling financial assurance for the Kimball facility into the policy for all other permitted facilities with the insurance company. As a result of this negotiation and due to (i) the significantly improved results of operations for 2004 and 2005 as compared to 2002 and 2003 and anticipated continued improvements in results of operations, (ii) the significant amount of cash on hand at March 31, 2005 of $50.2 million which further reduces the risk to the insurance company that they and not the Company will have to bear the cost of settling the remedial liabilities, and (iii) the Company's success in managing the remedial liabilities since the acquisition, the Company concluded that it was then appropriate to reduce the cost for which financial assurance is provided from 2.00% to 0.75% for remedial liabilities expected after the term of the current insurance contract, which resulted in a benefit to results of operations of $2.1 million for the six months ended June 30, 2005.

        - Please provide us with a breakdown of the $3.5 million net benefit recorded. Tell us the amount recorded for each of the three factors you listed. For each of these amounts tell us how you arrived at the appropriate amount to record, including the specific assumptions used.

RESPONSE: The Company has attempted to break the $3.5 million down into the categories used; however, because for any given remedial project there can be multiple interrelated factors, the following presents the Company's best estimates of the components of the $3.5 million benefit, together with the assumptions used:

i. Discounting effect of timing changes to certain remedial projects: $563,000.

     Anticipated expenditures are scheduled in future years. Almost all of the effect was due to regulators delaying the timing of remedial projects.

ii.  Net cost reductions: $1,026,000 (reductions $1,340,000; increases
     $314,000).

     The Company has remedial projects, such as the operation of groundwater treatment systems, that are planned to operate for many years. In the first half of 2005, the Company placed out for competitive bid certain tasks for remedial projects, and was successful in obtaining commitments from certain vendors to perform these remedial tasks for less than had been previously accrued. The current cost reductions are built into the anticipated future payment stream when price decreases become known or have been negotiated with vendors, or when previously anticipated expenditure categories are eliminated from requirements. Cost increases, or additional process steps, are incorporated into the remedial liabilities as soon as they become probable and estimable.

iii. Spending less than previously expected or reserved: $1,911,000.

     Periodically, benefit to the statement of operations is recognized when spending is lower than anticipated on a project, or when a project is completed without fully utilizing its reserved liability. All remediation projects are reviewed systematically, and on a cyclical basis. The following were the most significant changes:

     Of the change in estimate, a $1,274,000 reserve reduction resulted from the future benefit of lower historical groundwater volumes and costs than anticipated at one of the Company's key remediation sites. The individual project reserve was reduced by approximately $33,500 per year for 38 years.

     A further $303,000 reduction in the reserve resulted from the future application of the Company's experience with carbon filter maintenance costs on another remediation project. Again, the Company was able to reflect the anticipated savings benefit over a significant number of years.


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Securities and Exchange Commission
September 20, 2005
Page 8


NOTE 4. SIGNIFICANT ACCOUNTING POLICIES

(i) PROPERTY, PLANT AND EQUIPMENT, PAGE F- 16

11. We have reviewed your response to comment 56 and the additional disclosures provided. Given that the changes in estimates in landfill lives and changes in estimates in useful lives of certain assets resulted in an approximately 40% increase in pre-tax income before cumulative effect of change in accounting principle for the year ended December 31, 2004, please provide us with a detailed explanation of these changes. Your explanation should discuss the components of the $3.5 million. For each component or change in estimated life, please tell us the original useful life used, the new useful life, and the specific facts and circumstances that led you to determine it was appropriate to change the useful life.

RESPONSE: The reductions in amortization relate primarily to the $11.6 million landfill asset retirement cost reduction as described in the Company's response to bullet 2 in the response to comment 9 above. The primary reduction in asset amortization and landfill life are as follows by site:

                                           DEPRECIATION
                                             VARIANCE
                                           2004 TO 2003
                       # YEARS             (DOLLARS IN
LOCATION              REMAINING             THOUSANDS)
          -----------------------------------------------
                 DEC-02       DEC-03
                 ------       ------
Altair              1            1          $   (944)

Lambton            29           52              (876)

Deer Park          21           22              (558)

Sawyer             31           41              (434)

Other                                           (703)
                                            --------
 Total                                      $ (3,515)
                                            ========

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Securities and Exchange Commission
September 20, 2005
Page 9

        The specific facts and circumstances that resulted in the change in useful life for Altair, Lambton and Sawyer are described under the Company's response to bullet 2 in the response to comment 9 above. The reduced amortization and depreciation at Deer Park during 2004 as compared to 2003 primarily resulted from an increase in the estimated useful life of the non-landfill incineration assets from 15 years to 30 years based upon a re-assessment by the Company of the useful lives in 2003. Shortly after the acquisition of the Chemical Services Division of Safety-Kleen Corp., the Company concluded that the original useful life assigned to the Deer Park incineration facility was significantly shorter than the expected economic life of the facility.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS, PAGE 123

12. Refer to prior comment 39. Based on your response that Clean Harbors' right to delay accepting any old notes would be due only to an extension of the exchange offer, revise the first and second bullet points to make that clear.

RESPONSE: The former first and second bullet points under "Expiration Date;
        Extensions; Amendments" on page 123 have been combined and revised in accordance with this comment.

CONDITIONS TO THE EXCHANGE OFFER, PAGE 123

13. Refer to prior comment 44. Delete the phrase "or receipt of any required governmental approval" in this section's first paragraph's first sentence. You make that disclosure in the third bullet point.

RESPONSE: The first paragraph's first sentence under "Conditions to the Exchange
        Offer" on page 123 now deletes the phrase "or receipt of any required governmental approval."

14. Refer to prior comment 45. The revised disclosure is unclear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approvals must be satisfied or waived before the exchange offer's expiration. Revise the first full paragraph on page 124, the last paragraph on page 125, and the first full paragraph on page 2 of exhibit 99.1 to make it clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approvals must be satisfied or waived before the exchange offer's expiration.

RESPONSE: The first full paragraph on page 124, the carry-over paragraph on pages 125-6 and the first full paragraph on page 2 of exhibit 99.1 have been revised to make it clear that all conditions to the exchange offer other than those dependent upon receipt of any necessary governmental approvals must be satisfied or waived before the exchange offer's

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Securities and Exchange Commission
September 20, 2005
Page 10

        expiration (as extended, if applicable) in order for the Company to complete the exchange offer.

DESCRIPTION OF THE NEW NOTES, PAGE 130

15. Refer to prior comment 47. The revised disclosure is unclear that investors have rights under the United States federal securities laws about the notes' description in the prospectus. Please revise.

RESPONSE: The third paragraph on page 130 has been revised in accordance with this comment.

EXHIBIT 5.1

16.     Delete the statement under (i) in the second paragraph on page 2.

RESPONSE: The second paragraph on page 2 of Exhibit 5.1 has been revised to delete in its entirely clause (i) which was formerly there included.

        FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

GENERAL

17.     Please address the comments above in your interim filings as well.

RESPONSE: As described above in this letter, the Company believes that the only additional disclosure which needs to be made in the prospectus as a result of the Subsequent Comment Letter with respect to the disclosures which were included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 as previously filed is the additional disclosure with respect to the unpermitted airspace under Management's Discussion and Analysis set forth in the response to comment 8 above. The Company believes that such additional disclosure is in no manner inconsistent with the disclosures made in that Quarterly Report as filed and that such additional disclosure is not sufficiently material to require an amendment of that Quarterly Report. However, the Company commits to including this additional disclosure, as well as all other additional disclosures responsive to all of the comments in the Original Comment Letter and the Subsequent Comment Letter, to the extent then applicable, in the Exchange Act Reports subsequently filed by the Company.

        As stated in the Acceleration Request which accompanies this filing, the Company, on its own behalf and on behalf of the Guarantors, is requesting that the Registration Statement, as amended, be made effective at 3:00 p.m. on Thursday, September 22, 2005 or as soon thereafter as practicable. In the Acceleration Request, the Company is acknowledging that (i) should the

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Securities and Exchange Commission
September 20, 2005
Page 11

Commission or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing, (ii) the action of the Commission or the staff acting by delegated authority in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert the staff's comments and the declaration of the Registration Statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws. The Company is also confirming in the Acceleration Request that the Company and the Guarantors are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

     Please contact either the undersigned or C. Michael Malm of this firm should you have any questions or requests for additional information with respect to this filing. Please also advise the undersigned by telephone call to 617-367-2500, Ext. 104, when the Registration Statement has become effective. Thank you for your assistance.

                                            Very truly yours,

                                            /s/ John D. Chambliss

                                            John D. Chambliss

cc:  Alan S. McKim, Chairman
     James M. Rutledge, Executive Vice President
     Carl d. Paschetag, Vice President
     C. Michael Malm, Esq.